

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 6, 2009

Mr. Marcus C. Rowland
Executive Vice President and Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118

> **Re: Chesapeake Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 1-13726**

Dear Mr. Rowland:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Bank credit facilities, page 41

1.   You disclose that you have borrowed your remaining credit facility capacity to ensure its full utilization, which increased your year-end cash balances. On page 38, you disclosed that you replaced this borrowing with 9.5% senior notes in February 2009 and further disclosed on page 40 that you have reduced your

budget for investing activities. On this basis, disclose the reasons for the increase in your cash balance, and how the issuance of the 9.5% notes fits into your overall business plan. Describe any material effects from the change in the mix of your capital resources. Refer to Financial Reporting Codification 501.03, 501.13a, and 501.13d for guidance.

Hedging Activities, page 45

2.   Provide a discussion of the material effects that the known uncertainties of your hedging position as of December 31, 2008 may have on your future financial condition or results of operations as required by Financial Reporting Codification 501.02. Such disclosures should be based on uncertainties that are reasonably expected to have a material effect on your operating results. To the extent you cannot predict the gains or losses from your hedges due to price uncertainties, objectively evaluate the consequences due to the uncertainty on the assumption that it will come to fruition and provide disclosure unless management determines a material effect is not reasonably likely to occur.

Natural Gas and Oil Hedging Activities, page 58

3.   Regulation S-K Item 305(a)(1)(i)(A)(1) and instruction 2 to paragraph 305(a) requires disclosure of contract terms sufficient to determine future cash flows for your risk sensitive instruments. Please address the following:

  *   For your knock-out swaps as described in your tabular presentation, please disclose the pre-determined knockout prices that are part of the contract terms, based on the definition presented on page 59, or tell us how future cash flows can be determined based on the definition and information as presented.

  *   For the "other collars" described on page 61, you have presented two amounts under the "weighted average put fixed price" column. Please describe what the "other collars" represent, and revise your table to clearly disclose the terms of those instruments.

4.   We note your tabular disclosure presents the volume of your natural gas derivative instruments in terms of billions of btu's (bbtu). Under instructions 2.A and 2.F to paragraph 305(a), disclosures should be based on contract or notional amounts. Please clarify how the underlying price presented in your table relates to the notional amounts and volumes presented.

5. Present summarized market risk information for the preceding year, as required by Regulation S-K Item 305(a)(3).

6. For your natural gas commodity price exposure, provide a discussion of your general strategy for achieving your stated objective of mitigating exposure to adverse market changes, as required by Regulation S-K Item 305(b)(2). We would expect this to address the following:
   - The factors you consider when selecting which of the various instruments you describe will be used,
   - why you engage in selling put and call options as opposed to buying them,
   - how you determine the volume, underlying prices and settlement dates of these contracts, and
   - the factors you consider when deciding to close a position or use counter-swaps.

Notes to Consolidated Financial Statements

Note 6 – Related Party Transactions, page 94

7. You have referred to a discussion incorporated by reference in Part III of Form 10-K. Please clarify how you have evaluated Exchange Act Rule 12b-23 when determining that it is appropriate to incorporation information required to be disclosed in the financial by reference to another Exchange Act filing. Please clarify how you current disclosure complies with the disclosure requirements of Financial Accounting Standards 57 and related pronouncements.

Note 17 - Quarterly financial data (unaudited), page 125

8. We note the results for the March and June 2008 quarters. Describe the effects of any unusual or infrequently occurring items recognized in each quarter of the last two fiscal years. Refer to Regulation S-K Item 302(a)(3).

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

General

9. We note the disclosure of your hedging positions and the impact on your 2008 quarterly results. Please tell us the circumstances existing at the time you filed Form 10-Q for the quarter ended March 31, 2008 which allowed you to conclude that the uncertainties related to changes in the fair value of your hedging

positions, as reported in your Form 10-Q for the quarter ended June 30, 2008, were not reasonably likely to occur. Refer to Financial Reporting Codification 501.02 and 501.05.

Engineering Comments

Business, page 1

Natural Gas and Oil Reserves, page 9

10.   We note your disclosure that 35% of your current proved undeveloped reserves were booked prior to 2006. Please tell us the portion of these PUD volumes that you booked at year-end 2003 or earlier. If this portion is significant, explain the reason(s) for its continuing undeveloped status.

Acreage, page 12

11.   Please expand your tables here to disclose material undeveloped acreage subject to expiration in each of the next three years. You may refer to paragraph 5 of SEC Industry Guide 2 for guidance.

Notes to Consolidated Financial Statements, page 77

Supplemental Disclosures About Natural Gas and Oil Producing Activities, page 108

Natural Gas and Oil Reserve Quantities (unaudited), page 109

12.   We note the discussion of your positive revisions for year-end 2008 and the reserve audits performed by five third party engineering firms. Please:

- Furnish to us each of these five petroleum engineering reserve audit reports;
- Explain the details – location, reserve estimation method, reserve development status, recovery improvement process etc - of your 1,248 BCFE positive performance revisions;
- Tell us the portion of these positive revisions that each third party engineer audited.

13.   Please explain to us the process you employ to ensure that PUD reserves booked prior to the current year have been estimated with current year-end capital and production costs. Tell us the portion of your 2007 PUD reserves that were debooked due to year-end 2008 economics.

14.   Price related negative revisions, 298 BCFE, comprise 3% of your beginning 2008
        proved reserves adjusted for 2008 production. Your 2008 year-end average gas
        price declined by 17% from 2007 ($5.12/MCF from $6.19/MCF) and your 2008
        production expenses increased by 17% over 2007 figures ($1.05/MCFE from
        $.90/MCFE). These changes would appear to increase the economic limit
        production rate by about 40% if all other factors remain unchanged. Please
        provide to us technical support for representative negative revisions from year-
        end 2007 to year-end 2008.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551- 3761, or Chris White, Branch Chief, at (202) 551- 3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director